

February 15, 2013

Via E-mail
Sujit Sircar
Chief Financial Officer
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

     **Re:    iGATE Corporation**
           **Form 10-K for the Fiscal Year Ended December 31, 2011**
           **Filed March 14, 2012**
           **File No. 000-21755**

Dear Mr. Sircar:

     We have reviewed your letter dated December 31, 2012 in connection with the above-referenced filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 14, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Series B Preferred Stock, page 75

1.     We note from your response to prior comment 11 that you have concluded that the preferred stock is more akin to equity.  Please provide us with a more detailed analysis in making this determination and specifically address each of the material features of the preferred stock.  Your response should explain, in greater detail, how you considered the fact that the dividends are cumulative and that the preferred stock is not perpetual when

making your conclusion.  As part of your response, please also explain how the economic characteristics of the preferred stock are more akin to equity than debt.

Note 12. Goodwill and Intangible Assets, page 84

2.	Your response to prior comment 12 indicates that you based your expectations of future cash flows on "certain market participant assumptions, including assumptions about contract renewals."  Please explain these assumptions in greater detail and tell us what consideration was given to each of the factors listed in ASC 350-30-35-3.  Also, with regard to the weighted-average amortization period that was incorrectly disclosed as 7.6 years, please confirm that you will disclose the appropriate period in future filings.

Note 24.  Guarantor Subsidiaries – Supplemental condensed consolidating financial information, page 106

3.	We note your response to prior comment 15 where you describe the circumstances under which the guarantees automatically terminate or the subsidiary guarantor will be released and discharged from their obligations.  We further note that you intend to revise disclosure in future filings to state that there are "limited exceptions considered customary" for these guarantees.  This disclosure does not appear specific enough to sufficiently inform readers of the termination and release provisions.  In future filings, please revise to disclose the specific release provisions that you have listed in your response.

Part III (as Incorporated by Definitive Proxy Statement Filed March 16, 2012)

Compensation Discussion and Analysis

4.	We note your response to prior comment 17 but continue to believe that a quantitative discussion of the performance targets used to award annual bonuses and long-term equity awards is material to an understanding of your executive compensation policies.  Further, it is unclear why you believe that disclosing bonus targets for a previous year would compromise your competitive position by providing competitors with insight into your goals, operations, forecasts and strategies for the current year and the short to mid-term future.  Please expand your analysis as to how you believe that competitors could pull together sufficiently specific information about the company's future operations and strategy from the disclosure of the financial targets to cause the company competitive harm.

5.	Further to the comment above, please tell us the "other targets" that you use to award annual bonuses to each of your named executive officers.  We note that you disclose the "other discretionary performance targets" for Mr. Trussell but it is unclear what the "other targets" are for the four other executive officers.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Jan Woo, Attorney-Advisor, at (202) 551-3453.  If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief